January 21, 2010
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Yolanda Crittendon Wilson K. Lee

RE:	Brandywine Realty Trust Form 10-K for the year ended December 31, 2008 Filed on March 2, 2009 File No. 001-09106
Dear Ms. Crittendon and Mr. Lee:
We have received your January 12, 2010 letter and appreciate your comment with respect to our response letters dated July 17, 2009 and November 6, 2009. We understand that the purpose of your review of the above referenced filings is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings. Listed below is your comment and our response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
Financial Statements and Notes
Note 16 — Tax Credit Transactions, pages F-36 — F-37
1.	We have read and considered your responses in relation to our comments regarding the accounting of your tax credit monetization arrangements. We note that you intend to recognize the cash received in these arrangements as income either at the end of the recapture period or as the recapture period expires. We believe the cash received for both the Historic Tax Credit and the New Market Tax Credit should not be recognized into income until the related put or call is exercised. Please confirm whether you plan to revise your policy and disclosures accordingly.
The New Market Tax Credit (“NMTC”) put or call can be exercised at any time during the 6 month period beginning at the end of the 7 year NMTC compliance period in December 2015. The credits are subject to 100% recapture during this 7 year period. Therefore, if the transaction

Securities and Exchange Commission
January 21, 2010

proceeds as we expect, our current expected income recognition period would effectively be consistent with the Staff’s comment for the NMTC.
For the Historic Tax Credit (“HTC”) the timing of the put or call also corresponds to the conclusion of the recapture period for the tax credits. The ability of the IRS to recapture the HTC expires 20% per year beginning one year after the completion of the associated project and this was the basis for our expected proportionate recognition into income of the net cash proceeds as revenue from 2011 through 2015.
As previously noted, we analogized to ASC 460-10-35-2 (formerly known as FIN 45 paragraph 12) to determine the attribution model for recognizing the reduction in the initially recorded liability into income. This guidance provides that income can be recognized upon either (1) expiration or settlement of the guarantee, (2) by a systematic and rational amortization method or (3) as the fair value of the guarantee changes. We had previously determined that a systematic and rational amortization method (i.e., income recognition as the recapture period expires) was a reasonable approach and supportable in our fact pattern. We continue to believe that this is an acceptable model under GAAP.
In evaluating the Staff’s comment, we concluded that we can also accept an alternative model whereby income recognition is deferred until settlement of the entire transaction occurs. In this case, that would be when either the put or call provision is exercised and the investor in the transaction entities, established to facilitate the monetization, no longer have an ongoing interest.
We have determined that we will change our policy to conform to the alternative view as suggested by the Staff. Accordingly, we will revise our policy and disclosures for the NMTC and HTC in future filings to indicate the income associated with the net cash received will be deferred until the puts or calls are exercised.

Securities and Exchange Commission
January 21, 2010

As requested, these responses to your comments have been filed on EDGAR within ten business days of your associated letter. In closing, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-832-4907 or Gabe Mainardi at 610-832-4980.
Very truly yours,

/s/ Howard M. Sipzner
Howard M. Sipzner
Executive Vice President and Chief Financial Officer

cc:	Gabe Mainardi, Vice President and Chief Accounting Officer
Michael Friedman, Esquire (Pepper Hamilton LLP, Philadelphia)
Sandra Blum (PricewaterhouseCoopers, Philadelphia)
Thomas Barbieri (PricewaterhouseCoopers, Florham Park)